EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

i2 TELECOM INTERNATIONAL, INC.

1.	The name of the corporation is i2 Telecom International, Inc.

2.	Paragraph 1 of Article III of the Articles of Incorporation of the corporation is amended and restated in its entirety to read as follows:

“ARTICLE III

1. The total number of shares which this corporation is authorized to issue is ONE HUNDRED MILLION (100,000,000) shares of common stock having no par value and FIVE MILLION (5,000,000) shares of preferred stock having no par value.”

3.	The foregoing amendment was adopted on June 3, 2004.

4.	The foregoing amendment was duly approved by the shareholders of the corporation in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

These Articles of Amendment are executed on behalf of the corporation by its duly authorized officer as of June 3, 2004.

i2 TELECOM INTERNATIONAL, INC.

/s/ Paul R. Arena
By:	Paul R. Arena
Its:	Chief Executive Officer